April 17, 2008

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	RxElite, Inc.
Registration Statement
on Form S-1 filed March 14, 2008
(File No. 333-149707)

Dear Mr. Riedler:

We are securities counsel to RxElite, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated April 2, 2008, from the Division of Corporation Finance to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2008 (“Form S-1”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 1 to the Company’s Registration Statement on Form S-1.

General

1.	Please update your financial statements and your disclosures throughout the registration statement through your fiscal year end December 31, 2007 in your next amendment.

Response

We have included in the revised filing the Company’s financial statements for the fiscal year ended December 31, 2007 and updated the MD&A and other disclosures throughout to reflect the fiscal year end results.

2.
It appears from your disclosures on page 54 that the convertible note is subject to a put agreement by and between Tiburon LLC and Castlerigg Master Investments, the selling security holder. Please be advised that you may identify additional selling security holders in a Rule 424 prospectus only if you satisfy the requirements of Rule 430B(b). It appears that you do not satisfy these requirements. If this put right is exercised, please confirm that you will provide the information required by Item 507 of Regulation S-K in a post-effective amendment.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

Response

The filing does not reflect Tiburon LLC as a selling shareholder or potential selling shareholder. On behalf of the Company, we confirm that, in the event that Tiburon LLC is entitled to become a selling shareholder as a result of the put, the Company shall file a post-effective amendment and include the information required by Item 507.

3.
We note that you are registering the sale of 41,955,250 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holder, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The fact there is only one selling shareholder which is selling 100% of the shares registered in the offering;

•	The date on which and the manner in which the selling shareholder received the shares and/or the overlying securities;

•	The relationship of the selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments;

•	The discount at which the shareholder will purchase the common stock underlying the convertible note (or any related security, such as a warrant or option) upon conversion or exercise; and

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

•	Whether or not the selling shareholder is in the business of buying and selling securities.

Response

The Company does not believe that the transaction is a primary offering, due to the nature of the selling stockholders and its non-affiliate relationship with the Company. However, in order to remove any appearance that it may be conducting an indirect primary offering, the Company has determined to reduce the aggregate number of shares it is seeking to register to 26,500,301 shares of common stock, an amount equal to 33.3% of the Company’s outstanding shares held by non-affiliates (96,682,920) as of December 31, 2007 (the date of the private placement of the securities being registered), determined as follows:

Total outstanding shares on December 31, 2007	96,682,920

Outstanding shares held by affiliates (officers,
directors and significant stockholders)	17,102,438

Total outstanding shares held by non-affiliates	79,580,482

x 33.3%	26,500,301

Please note that the amendment reflects that we have registered the shares as follows:

a.	5,594,033 for the shares issued to the selling shareholder;

b.	11,582,879 shares to represent shares issued upon exercise of the Series A warrants; and

c.	9,323,389 shares issued upon conversion of the note.

No shares are being registered to cover the resale of share issuable upon exercise of the Series B warrant. In addition, we have not included for registration the resale of 2,402,204 shares which may be issued under the Series A warrants.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

4.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response

The market price for the common stock on the date of issuance of the note was $0.88 (using the closing price as of December 31, 2007 ).

We have included at page 54 of the prospectus the following language and chart:

Total Dollar value of Securities underlying the Note and Potential Profits on Conversion

The following table sets forth the potential profit to be realized upon conversion of the note held by the selling shareholder based on a conversion price of $1.1262 and the closing price of our common stock of $.88 on December 31, 2007.

Convertible Note	Date of Issuance	Original Principal Amount(1)	Fixed Conversion Price	Number of Shares of Common Stock (2)	Total Dollar Value of Shares (3)
Castlerigg Master Investments LTD 9.5% Secured Convertible Promissory Note	12/31/2007	$10,500,000	$1.1262	12,120,406	8,207,581

(1)	Does not include accrued, but unpaid interest that may be converted into shares of common stock.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

(2)
Pursuant to the terms of the note and the documents and agreements entered into by the Company and the selling shareholder, the number of shares issuable upon conversion of the full principal amount of the note would be 9,323,389 shares based upon a conversion price of $1.1262. All of such shares are being registered for resale pursuant to the registration statement of which this prospectus forms a part, and the total value of the shares would be 8,204,581 (based upon a value of $0.88 per share on December 31, 2007). The Company is obligated, pursuant to the registration rights granted to the selling shareholder, to register 130% of the initial number of shares originally usable on conversion of the note, based upon the initial conversion price, subject, however, to reduction to comply with SEC regulations and comments. In response to comments received from the SEC, we have reduced the number of shares.

(3)	Based upon the closing price of $0.88 per share on December 31, 2007.

5.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents”, and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible note in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible note and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of the convertible note.

Response

In response to Staff’s comments, we have included the following table at page 55 of the prospectus:

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

Potential Payments made in connection with the Financing

Payments previously made
Cash (1)	$249,375
Warrants	*
Reimbursement of Legal fees	$108,500
Payments under securities purchase agreement
Liquidated damages (failure to deliver unlegended shares) (2)	*
Liquidated Damages (failure to deliver common shares underlying notes) (3)	*
Buy-in payment (3)	*
*
Payments under the Notes
Potential Redemption Payment	*

Payments under registration rights agreement
Liquidated damages for failure to have registration statement effective by June 8, 2008 (3)	*
Penalty interest on failure to pay liquidated damages (18%) (3)	*

Payments under warrants
Buy-in payment (3)	*
*
*Denotes not applicable

(1) Eight quarterly interest payments in the amount of $249,375 are payable under the Note. On March 31, 2008 the Company made the first quarterly payment.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

(2) We are unable to estimate at this time if any such payments will be payable, or, if payable, what such amount would be. Please see the description of the potential payments set forth below and under the heading “Description of Securities” appearing in this prospectus.

We did not engage any finder or placement or selling agent in connection with the financing and therefore did not incur or pay any such fees.

We have not incurred any penalties or additional interest obligations at this time. Notwithstanding the forgoing, total possible payments under agreements entered into in connection with the sale of the common stock, note and warrants to the selling stockholder and any of their affiliates in the year following December 31, 2007 (the date of the closing of the financing) consist of (without giving effect to any payments which may be due or accelerated in an event of default under the note) the following:

A.  If the Company has failed to deliver to the selling shareholder, within three days of request, any share certificates delivered for removal of the then current restrictive legend, and the selling shareholder is required to buy shares in the open market to satisfy any delivery obligations, then the Company is obligated to pay to the selling shareholder an amount equal to the cost of any purchase of common stock by the selling shareholder (including broker commissions incurred).

B. If we fail to cause our transfer agent to transmit to each selling stockholder a certificate or certificates representing the common stock in requisite form on or before the third trading day after request for conversion of the note or exercise of the Series A or Series B warrant, the company is required to pay to the selling shareholder an amount in cash equal to 1.5% of the product of (a) the number of shares which were required to be delivered and (b) the closing price of the company’s common stock on the trading day immediately preceding the last possible date on which the Company could have issued such shares by the selling shareholder on a timely basis. Further, if after such date such selling stockholder is required by its broker to purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the selling stockholder of common stock which the selling stockholder anticipated receiving in the form required (a “Buy-In”), then we shall pay in cash to such selling stockholder the amount by which (x) such selling stockholder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

C. If the selling stockholder becomes involved in any proceeding by or against any person who is a stockholder (except as a result of sales, pledges, margin sales and similar transactions by the selling stockholder to or with any other stockholder), solely as a result of such selling stockholder’s acquisition of our securities, we will reimburse the selling stockholder for its legal and other expenses (including the cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

D. We have agreed to indemnify the selling stockholder for any losses they may incur as a result of any breach of any of the representations, warranties, covenants or agreements made by us in any of the transaction documents in the financing or as a result of any action instituted against a selling stockholder with respect to the private placement, unless such action is based upon a breach of such selling stockholder’s obligations or any violations by the selling stockholder of state or federal securities laws or fraud, gross negligence, willful misconduct or malfeasance. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

E. If the registration statement of which this prospectus forms a part is not effective on or before June 8, 2008, we must pay to each selling stockholder an amount equal to 2% of the aggregate purchase price paid by such selling stockholder for the registrable securities whether or not registered for resale pursuant to an effective registration statement. The maximum aggregate liquidated damages payable to a selling stockholder shall be 12% of the aggregate subscription amount paid by such selling stockholder. Thus, in the event the registration statement of which this prospectus forms a part has not been declared effective prior to June 8, 2008, the total possible payments we would have to make pursuant to these liquidated damages would be an aggregate of $1,260,000. If we fail to pay any damages within a timely manner the date payable, we will pay interest thereon at a rate of 1% per month. Although we do not anticipate having to pay any amounts pursuant to this provision, assuming liquidated damages of $1,260,000, one year’s interest at 1% per month would equal $151,200, for aggregate payments of $1,411,200.

F. Commencing September 30, 2008, the holder of the Note may require the Company to redeem for cash an amount equal to 50% of the then outstanding amount of the note, plus accrued and unpaid interest. The amount of the required payment would be equal to 120% of the principal amount of the note redeemed.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholder may receive; and

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

Since the conversion price of the note ($1.1262) exceeded the market price per share of common stock (at December 31, 2007, the closing price was $0.88) on the date of sale of the note, there are no potential profits on conversion and there was no conversion discount. The conversion price of the note is fixed except for certain anti-dilution adjustments. We have included the following chart at page 58 of the prospectus per your request.

Comparison of Proceeds to the Company to Potential Investor Profit.

We intend to use the proceeds of the sale of the shares, note and warrants sold to the selling shareholders for working capital purposes.

Selling Security Holder	Market Price per share of Common Stock on Closing Date (1)	Conversion Price of Note (2)	Total Shares underlying the Note	Combined Market Price of Shares underlying the Note	Combined Conversion Price of Shares underlying Note	Total Possible Discount to Market Price
Castelrigs Master Investements LTD	$0.88	$1.1262	9,323.388	$8,204,581	$10,500,000	n/a
Total

(1)	Reflects the closing price on December 31, 2007.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

(2)	Reflects the initial conversion price of the note.

(3)	Does not reflect additional shares being registered to provide for the issuance of additional shares for interest payments and penalties which may be converted into shares.

The provisions of the note allow for any adjustment in the fixed conversion price or the number of shares issuable upon conversion of the note under certain circumstances, such as customary adjustments for a recapitalization of the Company’s common stock such as split-ups, split-downs and stock dividends. Further, there is potential adjustment in the conversion price on a “full ratchet” basis, to reflect issuances by the Company of shares of its common stock (or other securities convertible into common stock) at less than the $1.1262 conversion price. In a “full ratchet” adjustment, the conversion price of the note would be adjusted to equal the issue price (or conversion or exercise price) of the subsequent issuance by the Company. Since we are not aware of any subsequent issuances at this time we may effect toe conversion price of the note, we cannot estimate the possible adjusted exercise price of the note.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response

The selling shareholder received Series A warrants and Series B warrants, for an aggregate of 18,646,777 shares of common stock, both of which warrants have an exercise price of $1.1262 per share. Since the exercise price of the Warrants exceeded the market price per share on the date of sale of the Common Stock Note and Warrants there are no potential profits upon exercise. We have included the following chart at page 59 per your request (since the exercise price of both warrants are the same, we have not broken down the table separately for each warrant class) .

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Exercise Price of Warrants	Total Shares underlying the Warrants	Combined Market Price of Shares underlying the Warrants	Combined Exercise Price of Shares underlying Warrants	Total Possible Discount to Market Price
Castelrigg Master Investments LTD	$0.88	$1.1262	18,646,777	$16,409,164	$21,000,000	n/a
Total

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

The registration statement of which this prospectus forms a part does not include the registration for resale by the selling shareholder of any shares which may be issued with respect to the Series B warrant.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 5;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible note and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comments 6 and 7.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 5 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 6 divided by the net proceeds to the issuer from the sale of the convertible note, as well as the amount of that resulting percentage avenged over the term of the convertible note.

Response

In response to Staff’s request, we have included the following chart and disclosure at page 59 of the prospectus.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

Comparison of Company Proceeds from December 31, 2007 Private Placement to Potential Investor Profit

Set forth below is a chart reflecting the gross and net proceeds that we received in the private placement completed on December 31, 2007, compared with the potential net profits to the investor in the private placement.

Gross Proceeds from placement:	$31,500,000
Less Payments Made or Required to be Made to Selling Security Holders and Any of Their Affiliates:	$12,495,000
Resulting Net Proceeds from placement:	$19,005,000
Total Possible Discount to Market Price of Stock Registered Hereunder:	n/a
Total Amount of Possible Payments Divided by Net Proceeds, Net any Discounts	10.50%

9.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

Prior to the December 31st placement, there were no transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). Therefore, no tabular disclosure is required in response to Staff’s comment.

10.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•
the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

•	the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants..

Response

As stated in our response 9 above, there were no prior transactions between the issuer and the selling shareholder involving the sale or issuance of securities by the Company to the selling shareholder (or any of their respective affiliates). Therefore, there have been no prior registration rights involving any shares or other securities of the Company in favor of the selling shareholder and no prior registration statements of the Company include the selling shareholder. Therefore, we respectfully submit that no tabular disclosure is required.

We have included such disclosure at page 60 of the prospectus.

11.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholder - the selling shareholder has an existing short position in the company's common stock and, if it does have an existing short position in the company's stock, the following additional information:

•	the date on which the selling shareholder entered into that short position; and

•
the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

Response

•
Management has advised that based on historical financial increase events, sales in the fourth quarter of 2007 one year to date and the current growth rate in this quarter and our current cash/receivables position, the Company has a reasonable basis to believe that the Company will meet all of the obligations to make all payments on the note.

•
RxElite is not aware of any short position by the selling shareholder at this date (based upon inquiry made to the selling shareholder). Further, please note that the agreement governing the investment contain prohibitions against the selling shareholder maintaining a short position while the registration statement is under review and not yet effective.  In addition, the securities purchase agreement states that the selling shareholder, upon registration of the shares can not maintain a net negative position.

We have placed such disclosure within the prospectus at page 60.

12.	Please provide us, with a view toward disclosure in the prospectus, with:

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible note; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible note.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

April 17, 2008

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

There were no prior agreements or relationships between the Company and the selling shareholder prior to the December 31st private placement. The Company confirms that all material terms of the December 31st placement and the material terms of all agreements have been disclosed in the prospectus. Further, copies of all agreements between the Company and the selling shareholder have been filed with the Commission.

13.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholder” section of the prospectus.

Response

We have included the following insert at page 60 in response to Staff’s comment.

Method for Determining the Number of Shares Being Registered Hereunder

We are registering a total of 26,500,301 shares of common stock for resale by the selling shareholder representing (i) 5,594,033 shares of our common stock which were previously issued to the selling shareholder (ii) 9,323,389 shares issuable to the selling shareholder upon conversion of the note and (iii) 11,582,879 shares issuable to the selling shareholder upon conversion of the Series A warrants, as purchased in the December 31, 2007 financing, as further described herein. No shares issuable upon exercise of the Series B warrants held by the selling shareholder have been registered for resale.

Please direct any questions or comments concerning this response to Brian C. Daughney at (212) 659-4964 or Harvey Kesner at (212) 659-4973.

Sincerely,

/s/ Brian C. Daughney
Brian C. Daughney

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300